UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13G*


              Under the Securities Exchange Act of 1934

                            (Amendment No. 1)

                          Eagle Bancorp Montana
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                           (Name of Issuer)

 		   Common Stock, par value $0.01


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                    (Title of Class of Securities)

                              26942G100

                          -----------------
                            (CUSIP Number)


  			  December 31, 2013
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        (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    / / Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)



CUSIP No. 26942G100
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Opportunity Capital, LLC
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   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
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   3.   SEC Use Only
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   6.   Citizenship or Place of Organization

        Delaware
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     Number of Shares    5. Sole Voting Power                     0
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power              88,090
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power                0
                       ----------------------------------------------
                         8.Shared Dispositive Power          88,090

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        88,090
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   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
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   11.  Percent of Class Represented by Amount in Row (9)

        2.3%
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   12.  Type of Reporting Person (See Instructions)
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        IA



CUSIP No. 26942G100
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Opportunity Partners, LP
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   6.   Citizenship or Place of Organization

        Delaware
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power                     0
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power              88,090
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power                0
                       ----------------------------------------------
                         8.Shared Dispositive Power          88,090

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        88,090
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        2.3%
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   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        PN





Cusip No. 26942G100           13G Eagle Bancorp Montana.

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Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of Eagle Bancorp Montana ("Issuer").

(b)   Issuer's address: 1400 Prospect Avenue, Helena, MT 59601


Item 2. Filers

(a)   This statement is filed by Wedbush Opportunity Capital, LLC
      ("WOC"), and Wedbush Opportunity Partners, LP ("WOP").


(b)   Business address of the above filers are as follows:
      WOC - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      WOP - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457

(c) WOC is a limited liability corporation organized under the laws of the State of Delaware. WOP is a limited partnership organized under the laws of the State of Delaware.

(d)   Common stock

(e)   26942G100

Item 3. Classification of Filers

(d) WOC is an investment company registered under Section * of the Investment Company Act of 1940





Item 4. Ownership

The securities reported on this Schedule 13G are held directly by Jeremy Zhu, as well as Wedbush Opportunity Partners, L.P. (the Fund), for the benefit of the Funds investors. Such securities may be deemed to be indirectly beneficially owned by Wedbush Opportunity Capital,LLC (the General Partner), as the general partner of the Fund, and Jeremy Q. Zhu as a Managing Director of the General Partner and lead member of the General Partners investment team that manages the Funds portfolio. Mr. Zhu, the Fund and the General Partner are the Filers.

The Filers and their affiliates report beneficial ownership in conformity with the guidelines articulated by the SEC in Release No. 34-39538 (January 12, 1998) relating to organizations, such as that of the Filers and their affiliates, where related entities exercise voting and investment powers over securities that they hold independently from each other. The General Partners and Mr. Zhus voting and investment powers over the securities held by the Fund are exercised independently from all of the Filers other affiliates. The members of the Funds investment team are also compensated separately from the investment professionals of such affiliates. Further, internal policies and procedures of the Filers and their affiliates establish informational barriers that prevent the flow between the Filers and such affiliates of information that relates to the voting and investment powers over the securities held by the Fund and the voting and investment powers held by such affiliates. Consequently, the Filers and such affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act. Wedbush Opportunity
Capital, LLC and Jeremy Zhu disclaim beneficial ownership of shares owned by Wedbush Opportunity Partners, L.P., except to the extent of any pecuniary interest therein.

(a) Together, the Reporting Persons beneficially own a total of 88,090 shares of Common Stock of the Issuer.

(b) Together, the Reporting Persons beneficially own approximately 2.3% of the outstanding shares of the Issuer.

(c)   Number of Shares as to which the filer has:

      (i)   Sole power to vote: WOC has 0 sole shares;
	    and WOP has 0 sole Shares.

      (ii) Shared power to vote: WOC has 88,090 Shares; and WOP has 88,090 Shares.

      (iii) Sole power to dispose: WOC has 0 Shares to dispose; and WOP has 0 Shares to dispose.

      (iv) Shared power to dispose; WOC has 88,090 Shares; and WOP has 88,090 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

     	If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.





Item 8.     Identification and Classification of Members of a Group.

Name                               Category

Wedbush Opportunity Capital, LLC      IA
Wedbush Opportunity Partners, LP      PN


Item 9.     Notice of Dissolution of Group.

            Not applicable.


Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





        Wedbush Opportunity Capital, LLC

02/14/14
---------------------------
Date

Jeremy Q. Zhu
------------------
Jeremy Q. Zhu
---------------------------
Signature

Jeremy Q. Zhu
------------------
Jeremy Q. Zhu/ Managing Director
---------------------------
Name/Title




	Wedbush Opportunity Partners, LP

02/14/14
---------------------------
Date

Jeremy Q. Zhu
------------------
Jeremy Q. Zhu
---------------------------
Signature

Jeremy Q. Zhu
------------------
Jeremy Q. Zhu/ Managing Director
---------------------------
Name/Title